Exhibit 99.2
Denison Mines Corp.
Management’s Discussion and Analysis
December 31, 2007

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 18, 2008 and should be read in conjunction with, and is qualified by, the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2007. The financial statements are prepared in accordance with generally accepted accounting principles in Canada with a discussion in Note 28 of the material differences between Canadian and United States generally accepted accounting principles and practices affecting the Company. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at sec.gov/edgar.shtml
In August 2006, the Company changed its fiscal year end from September 30 to December 31 to align its reporting periods with that of its peers in the uranium industry. The Company elected to use a 15-month period ending December 31, 2006 for its audited consolidated financial statements as permitted under Canadian securities regulations. References to “2006” and “2005” refer to the 15-month period ended December 31, 2006 and year ended September 30, 2005. References to 2007 refer to the year ended December 31, 2007.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production; the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium, vanadium, nickel and cobalt; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting timelines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “occur” or “be achieved.”
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, amount of material mined or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium, vanadium, nickel and cobalt; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading “Risk Factors” in this MD&A. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, which only apply as of the date hereof, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

OVERVIEW
Denison, formerly International Uranium Corporation (“IUC”), was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA. Pursuant to the arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for the Company’s shares at a ratio of 2.88 common shares of the Company for each common share of DMI. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the American Stock Exchange (the “AMEX”) under the symbol “DNN”.
Denison is a diversified, growth-oriented, intermediate uranium producer with active uranium mining projects in both the U.S. and Canada and development projects in Canada, Zambia and Mongolia. Denison expects production of between 3.6 to 6.0 million pounds of uranium oxide in concentrates (“U3O8”) by 2011. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted and operating. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has exploration and development properties in Mongolia, Zambia and, indirectly through its investments, in Australia.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
The Uranium Industry
Commercial nuclear power generation began over 50 years ago and now generates as much global electricity as was produced in 1960 by all sources. The low operating cost of nuclear power generation and the increasing concern for the environment and climate change are driving a nuclear renaissance. China, India and Russia are proceeding with ambitious plans for new nuclear power plants. Many companies in the United States have filed applications for a combined construction and operating licence to build new nuclear reactors. Countries such as Egypt, United Arab Emirates, Thailand and Turkey are actively considering building nuclear power plants.
There are now 104 operating nuclear reactors in the United States and a total of 439 operating worldwide in 30 countries, representing a total world nuclear capacity of 372.1 gigawatts. A further 34 reactors with a capacity of 27.8 gigawatts are under construction in 12 countries and an additional 93 reactors (100.6 gigawatts) are planned. With the only significant commercial use for uranium being fuel for nuclear reactors, it follows that the nuclear renaissance will have a significant effect on future uranium demand.
Uranium Supply and Demand
The world’s operating nuclear power reactors require approximately 180 million pounds of U3O8 per year. As nuclear power capacity increases, the uranium fuel requirement also increases and is estimated to rise to approximately 187 million pounds U3O8 by 2010 and approximately 212 million pounds U3O8 by 2015. Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (inventories, down blending of weapon grade material and reprocessing fuel rods). Secondary sources are of particular importance to the uranium industry when compared to other commodity markets.
Over the four-year period 2000-2003, annual global primary uranium production averaged 93.1 million pounds of uranium. In response to increasing uranium prices, worldwide uranium production rose to 104.6 million pounds in 2004 and to 108.1 million pounds in 2005; however, production decreased in 2006 to 102.5 million pounds as a result of problems at several production centres. 2007 production is estimated at 107 million pounds. Canada and Australia currently account for over 41% of the world’s production. The United States’ production represented a little over 4.4%, or 4.7 million pounds of uranium in 2007. During the last decade, takeovers, mergers and closures have consolidated the uranium production industry. Based on preliminary 2007 production figures, seven companies

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

accounted for over 88% of primary production while the six largest uranium mines produced over 56% of the aggregate global production.
Primary uranium production only supplies approximately 60% of the total annual requirements of nuclear power generators. The balance of requirements are met from secondary sources of supply, which include inventories held by producers and utilities, government inventories, uranium recycled from government stockpiles and uranium recycled from nuclear weapons. The recycling of highly enriched uranium (“HEU”) from former warheads in the Russian Federation is a unique subset of secondary supply. Surplus fissile military materials are converted in Russia from HEU into low enriched uranium (“LEU”) suitable for use in nuclear reactors. In February 1993, the United States and Russia entered into an agreement (the “Russian HEU Agreement”) which provided for the United States to purchase 500 metric tons of Russian HEU over a 20-year period. In April 1996, the USEC Privatization Act gave Russia and a three company consortium composed of Cameco Corporation (“Cameco”), AREVA Group (“AREVA”) and NUKEM, Inc., the authority to sell the natural uranium feed component (in the form of UF6) derived from the LEU (the “HEU Feed”) in the United States over the 20-year period into the commercial U.S. uranium market under defined annual quotas. The USEC Privatization Act provides a framework for the introduction of this Russian HEU Feed into the U.S. commercial uranium market. Russia has been selling this HEU Feed through long-term supply agreements directly with U.S. utilities and the three companies.
The Russian HEU Agreement terminates in 2013 and Russia has formally stated that it will not be renewed, as had once been anticipated. Additionally, as a result of the dramatic rise in uranium and enrichment prices of the past two years, Russia has notified all of the parties to the HEU Agreement that the previously agreed pricing can no longer stand. Discussions have begun to renegotiate the component prices among the parties and are expected to be completed later this year.
Based upon recent assessments of future secondary uranium supply, the uranium industry’s scheduled uranium production forecast and expected nuclear generating capacity, there is a growing requirement for increased uranium production to meet the forecast needs of reactors world-wide. Based upon the most recent assessment of market trends published by The Ux Consulting Company LLC in their January 2008 edition of “The Uranium Market Outlook”, under Reference Case conditions, uranium production to support Western reactors will need to expand from its 2007 level of 107 million pounds, up to 152 million pounds in 2010 and reach 212 million pounds by 2015.
Uranium Prices
Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities secure most of their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin one to three years after they are signed and to continue for several years thereafter. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s or supplier’s uranium reserves, record of performance and costs, all of which are important to the producer’s or supplier’s ability to fulfill long-term supply commitments. Under medium-term and long-term contracts, prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators but also long-term reference prices) and annual price negotiations. Contracts may also contain floor prices, ceiling prices, and other negotiated provisions which affect the amount paid by the buyer to the seller. Under these contracts the actual price mechanisms are usually confidential.
Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including other utilities holding excess inventory and governments.
Over the period from 1996 through 2004, annual spot market demand averaged just under 20 million pounds U3O8 or about 12% of the annual world consumption, but had jumped to about 35 million pounds in 2005 and 2006 as the rebuilding of utility inventories commenced, and investors and hedge funds entered the market as significant buyers. Spot market volume returned to its traditional level of approximately 20 million pounds in 2007.
Historically, spot prices have been more volatile than long-term contract prices. In December 2000, the spot price reached an all-time low of $7.10 per pound. The uranium price increased at a moderate rate reaching $14.50 per pound U3O8 by the end of 2003. The spot price increased steadily from that date reaching $72.00 by the end of 2006. A further market impact in October 2006 was the announcement of the flooding and indefinite postponement of the start up of the Cigar Lake mine in northern Saskatchewan. The Cigar Lake mine was scheduled to ramp up to an annual production rate of 18.0 million pounds by 2008. Producers were also active in the spot market, purchasing material to fill contractual demand, which they could not supply due to production issues at their respective operations. During the first half of 2007, the spot price continued its rapid rise reaching a peak of $136.00 in June 2007. At the end of June 2007, the spot price dropped $3.00, the first decline in the spot price since May of 2003. In the last half of the year, the spot price was very volatile, dropping to $75.00 in October, then rebounding to $95.00 in

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

December. Prices have continued to be volatile in 2008. As of the date hereof, the uranium spot price is $74.00 per pound U3O8.
The long-term uranium price has undergone a similar increase over the past several years, but with significantly less volatility, rising from just under $11.00 per pound U3O8, at the end of 2002, to $95.00 per pound in May 2007. Since that time the long-term price has remained at $95.00 per pound U3O8. The long-term price rose due to increased demand from utilities as they placed more of their requirements under contract.
Future uranium prices will be influenced by increased demand from new reactors being constructed or planned in many parts of the world, as well as the amount of incremental supply made available to the market from the remaining excess inventories, HEU feed supplies, other stockpiles, and the availability of increased or new production from other uranium producers.
Competition
Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. In 2007, four Western companies, Cameco, AREVA, Rio Tinto plc and BHP Billiton Limited produced approximately 58.4% of total world output. Most of the world’s production was from Canada and Australia which produced a combined 41.6% of global uranium output in 2007. In 2006, Kazakhstan, Russia and Uzbekistan produced a combined 30.4% of worldwide uranium while supplying significant quantities of uranium into Western World markets. The Canadian uranium industry has in recent years been the leading world supplier, producing nearly 22.7% of the world supply.
Marketing Uranium
Denison markets its entire share of production from McClean Lake and Midwest jointly with AREVA Resources Canada Inc. (“ARC”) production from these properties through a joint marketing company, McClean Uranium Limited (“MUL”). MUL is incorporated in Saskatchewan and is owned 30% by Denison and 70% by ARC. Denison’s production from the White Mesa mill is marketed directly by Denison. Agreements with AREVA provide for production to be allocated first to market related contracts with any surplus to be apportioned evenly over the legacy contracts. The lower price, base-escalated legacy contracts expire by the end of 2008.
The sale of Denison’s uranium has traditionally been through long-term contracts and not on the spot market. These long-term, or “legacy” contracts have a variety of pricing methods, including fixed prices, base prices adjusted by inflation indices, changes in reference prices (spot price indicators or long-term contract reference prices) and annual price negotiations. Prices in the long-term market have normally been higher than those in the spot market at the time the contracts are entered into and are normally less volatile. However, when market prices are increasing rapidly, as has been the case over the last several years, prices received under some of the legacy contracts cannot match such market increases.
Delivery scheduling (or timing) under long-term contracts is at the discretion of the customer so may vary markedly from quarter to quarter.
Marketing of the White Mesa production, which is scheduled to begin in the second quarter of 2008, will concentrate on long-term contracts utilizing a variety of pricing mechanisms while retaining a portion of the production to be sold on the spot market to take advantage of opportunities in the current tight supply-demand situation.
The Vanadium Market
Vanadium is an essential alloying element for steels and titanium, and its chemical compounds are indispensable for many industrial and domestic products and processes. The principal uses for vanadium are: (i) carbon steels used for reinforcing bars; (ii) high strength, low alloy steels used in construction and pipelines; (iii) full alloy steels used in castings; (iv) tool steels used for high speed tools and wear resistant parts; (v) titanium alloys used for jet engine parts and air frames; and (vi) various chemicals used as catalysts.
Principal sources of vanadium are (i) titaniferous magnetites found in Russia, China, Australia and South Africa; (ii) sludges and fly ash from the refining and burning of U.S., Caribbean and Middle Eastern oils; and (iii) uranium co-product production from the Colorado Plateau. While produced and sold in a variety of ways, vanadium production figures and prices are typically reported in pounds of an intermediate product, vanadium pentoxide, or V2O5. The White Mesa mill is capable of producing three products, ammonium metavanadate (“AMV”) and vanadium pregnant liquor (“VPL”), both intermediate products, and vanadium pentoxide (“flake,” “black flake,” “tech flake” or “V2O5”). The majority of sales are as V2O5, with AMV and VPL produced and sold on a request basis only.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

In the United States, although vanadium is produced through processing petroleum residues, spent catalysts, utility ash, and vanadium bearing iron slag, the most significant source of production historically has been as a by-product of uranium production from ores in the Colorado Plateau District, accounting for more than half of historic U.S. production. Vanadium in these deposits typically occurs at an average ratio of five to six pounds of vanadium for every pound of uranium, and the financial benefit derived from the by-product sales have helped to make the mines in this area profitable in the past.
The market for vanadium has fluctuated greatly over the last 20 years. During the early 1980s, quoted prices were in the range of $3.00 per pound V2O5, but increased exports from China and Australia, coupled with the continued economic recession of the 1980s drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00—$2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumours of South African production problems resulted in a price run-up to a high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity, and oversupply problems again depressed the price in the early 1990s to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by supply being unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices began to decline to $2.56 per pound by December 1998. This was due to sudden decreases in Far East steel production, along with suppliers from Russia and China selling available inventories at low prices in order to receive cash. Since that time, prices fell dramatically to a range of $1.20 to $1.50 per pound V2O5 due in part to the difficult economic conditions being experienced throughout the Pacific Rim and new sources of supply coming into the market. In the third quarter of 2003, vanadium prices started to increase because of increased steel consumption and the shutdown of an Australian primary producer. This trend continued through 2004. In 2005, demand from China resulted in a significant price run-up culminating in all time highs of $23.00 to $27.00 per pound V2O5. Subsequently, prices declined to a range of $8.00 to $10.00 per pound V2O5, at the end of 2005, due to the ramp-up of Chinese vanadium production. Prices continued to decline during 2006 to the $7.00 to $8.00 range and have remained in this range throughout 2007. In early 2008, vanadium prices increased significantly to $14.00 to $15.00 per pound due to power supply issues in South Africa. South Africa is a major supply source of vanadium, representing approximately 39% of the world’s production.
World demand will continue to fluctuate in response to changes in steel production. However, the overall consumption is anticipated to increase as demand for stronger and lighter steels grows and the demand for titanium alloys for jet engine components increases with new aircraft orders throughout the world.
Marketing Vanadium
Prices for the products that are produced by the Company are generally based on weekly quotations published in Ryan’s Notes or Platt’s Metals Weekly. Historically, vanadium production from the White Mesa mill has been sold into the worldwide market both through traders, who take a 2% to 3% commission for their efforts and, to a lesser extent, through direct contacts with domestic converters and consumers. While priced in U.S. dollars per pound of V2O5, the product is typically sold by the container, which contains nominally 40,000 pounds of product packed in 55 gallon drums, each containing approximately 660 pounds of product.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

SELECTED ANNUAL FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the year ended December 31, 2007, for the 15 months ended December 31, 2006 and for the year ended September 30, 2005.

	3 Months ended	Year ended	15 Months ended	Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Sept. 30
(in thousands)	2007	2007	2006	2005

Results of Operations:
Total revenues	$36,825	$76,764	$9,722	$131
Net income (loss)	23,542	47,244	(16,998)	(11,450)
Basic earnings (loss) per share	0.12	0.25	(0.18)	(0.14)
Diluted earnings (loss) per share	0.12	0.24	(0.18)	(0.14)

		As at Dec. 31,	As at Dec. 31,	As at Sept. 30,
		2007	2006	2005

Financial Position:
Working capital		$75,915	$93,743	$4,244
Long-term investments		20,507	16,600	3,814
Property, plant and equipment		727,823	403,571	6,767
Total assets		1,001,581	659,348	34,214
Total long-term liabilities		$175,081	$123,244	$13,444

RESULTS OF OPERATIONS
General
The Company recorded net income of $47,244,000 ($0.25 per share) for 2007 compared with a net loss of $16,998,000 ($0.18 per share) for 2006.
Revenues totaled $76,764,000 for 2007 compared with $9,722,000 for 2006. Expenses totaled $83,771,000 for 2007 compared with $33,816,000 for 2006. Net other income totaled $41,627,000 for 2007 compared with $7,399,000 for 2006.
Revenues
Uranium sales revenues for the fourth quarter were $34,173,000. Sales from U.S. production were 250,000 pounds U3O8 at an average price of $89.84 per pound. Sales of Canadian production were 150,000 pounds U3O8 at an average price of $74.37 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $906,000 for the quarter. Reported revenue is also impacted by the effect of foreign currency transactions.
Uranium sales revenues for the year were $65,125,000. Sales from U.S. production were 325,000 pounds U3O8 at an average price of $99.11 per pound. Sales of Canadian production were 420,000 pounds U3O8 at an average price of $74.91 per pound. Uranium sales revenue also includes amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI in the amount of $2,418,000.
Uranium sales revenue in the 2006 period totaled $7,575,000 for the net sale of 109,400 pounds U3O8 from Canadian production at an average sales price of $55.76 per pound and from amortization of the fair value increment related to the long-term sales contracts of DMI in the amount of $1,475,000. Revenue in 2006 represents only one month activity post acquisition of DMI.
Denison currently markets its uranium from the McClean Lake joint venture jointly with ARC. Denison’ share of current contracts sales volumes is set out in the table below:

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Current Contracted Sales Volumes
(pounds U3O8 x 1000)

(in thousands)	2008	2009	Pricing

Market Related	590	440	80% to 85% of Spot
Legacy Base Escalated	220	0	$20.00 to $26.00
Legacy Market Related	140	0	96% of Spot
Notes:
It is anticipated that the joint marketing of Canadian uranium production will cease at the end of 2008 except for the market related category above. Future long-term sales agreements for the Company’s uranium inventory and production are expected to be primarily under market related contracts with appropriate floor prices. In March 2007, one such contract was completed for the sale of 17% of the White Mesa mill production commencing in 2008 up to 6.5 million pounds with a minimum of 250,000 pounds in 2008 increasing to a minimum of 1 million pounds by 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. No other new sales contracts are in place at this time.
During 2007, the Company continued to receive alternate feed materials at the White Mesa mill. Alternate feed materials, usually classified as waste products by the processing facilities that generate these materials, contain uranium that can be recovered as an environmentally preferable alternative to direct disposal. The Company received a fee for a majority of its alternate feed materials once they are delivered to the mill. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded. Also during 2007, the Company continued to receive high-grade alternate feed materials under its existing contract with Cameco Corporation. The Company does not receive a recycling fee for these types of material; however, the Company is able to retain all of the proceeds received from the sale of the uranium produced.
During the year, the Company completed a processing campaign of alternate feed materials on which a processing fee is paid. Processing and by-product disposal revenue totaled $2,526,000 compared to $1,492,000 in 2006.
Revenue from the environmental services division was $4,723,000 compared to $221,000 in 2006. Revenue from the management contract with Uranium Participation Corporation was $4,390,000 compared to $430,000 in 2006. Both of these revenue sources were acquired in the DMI transaction that was effective December 1, 2006. Therefore 2006 revenues represent only one month.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 738,000 pounds U3O8 for the three months and 1,907,000 pounds U3O8 for the year ended December 31, 2007. Denison’s 22.5% share of production totaled 166,000 and 429,000 pounds respectively.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately Cdn$46 million per year so as production volumes increase, the cost per pound decreases. Reagent costs are in addition to this cost as are amortization depletion and depreciation costs. Production by the joint venture in 2008 is expected to be 3.2 million pounds U3O8.
The Midwest deposit is currently scheduled to commence production in mid-2011 and production is planned to be processed at a rate of about 8-9 million pounds per year. The processing of Cigar Lake ore, expected to ramp up to over 7.7 million pounds of mill output per year, was scheduled to commence in early 2008 until delayed by the flooding of the Cigar Lake mine in late 2006. The timing of commencement of production of Cigar Lake ore is in 2011 at the earliest. The McClean Lake mill expansion required to receive and process ore from Cigar Lake, which was funded by the Cigar Lake joint venture, is substantially complete. The McClean joint venture will have the benefit of the Cigar Lake expansion until it is utilized for processing Cigar Lake ore. Denison has no ownership interest in the Cigar Lake joint venture.
Production at the White Mesa mill from alternate feed milling was 254,000 pounds U3O8. The Company will continue to process alternate feed materials in the first quarter 2008

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $2,301,000 for the year compared with $420,000 in 2006. This difference is due to the inclusion of the operation of DMI for only one month in 2006. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.3% of gross uranium sales and capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. For uranium production after July 1, 2007, the factor applied to gross uranium sales for Saskatchewan capital tax purposes will be reduced to 3.1% with further reductions scheduled in 2008. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for at least 2008.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S. and Mongolia. For the three months ended December 31, 2007 exploration expenditures totaled $4,049,000 and totaled $20,963,000 for the year ended December 31, 2007 as compared to $3,370,000 and $14,790,000 for the three and fifteen months ended December 31, 2006.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the ARC operated McClean and Midwest joint ventures. A significant discovery, termed the Midwest A deposit (formerly the Mae Zone) and located 3 km northeast of the proposed Midwest open pit, was drilled this past winter. Denison is also participating in a total of 33 other exploration projects concentrating in the productive southeast margin of the Athabasca Basin. Denison is operator of two mid-stage projects, the Moore Lake and the Wheeler River joint ventures, included in this portfolio. Denison’s share of exploration spending on its Canadian properties totaled $3,239,000 of which $3,036,000 was expensed in the statement of operations for the three months ended December 31, 2007 and totaled $17,445,000 of which $16,638,000 was expensed in the statement of operations for the year ended December 31, 2007.
Exploration expenditures of $1,000,000 for the three month period and $4,048,000 for the year ended December 31, 2007 were spent in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred. Development work includes extensive resource delineation drilling, hydrological drilling, plant design and environmental studies.
The remaining expenditures of $13,000 for the three-month period and $277,000 for the year were spent on the Company’s other properties.
General and Administrative
General and administrative expenses were $3,871,000 for the three months and $13,469,000 for the year ended December 31, 2007 compared with $7,286,000 and $11,379,000 for the three and fifteen months ended December 31, 2006. The increase was primarily the result of the inclusion of Denison Mines Inc. (“DMI”) effective December 1, 2006, a ramping up of the Company’s operations, the acquisition and implementation of new information systems and an increase in public company expenses due to additional compliance costs. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled $4,284,000 for the three months and $41,627,000 for the year ended December 31, 2007 compared with $4,652,000 and $7,399,000 for the three and fifteen month periods ended December 31, 2006. The net other income in the quarter and for the year is primarily due to the disposition of portfolio investments.
Income Taxes
The Company has provided for a current tax expense of $3,141,000 and for a future tax recovery of $15,765,000. The future tax recovery results primarily from a decline in expected future income tax rates.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Outlook for 2008
Mining and Production
Canada
Mining at the Sue E pit at McClean Lake in northern Saskatchewan is expected to be completed early in the second quarter of 2008. Stripping of the Sue B overburden was completed in 2007. Mining of the Sue B deposit, which contains approximately 1.4 million pounds U3O8, will follow completion of Sue E.
U3O8 production at McClean Lake in 2008 is expected to be 3.2 million pounds of which Denison’s share is 720,000 pounds.
United States
Four mines are operating on the Colorado Plateau with production from the Sunday, Pandora, Topaz and West Sunday mines running at about 350 tons per day. At the Tony M mine within the Henry Mountains Complex, located in Utah, operational permits have been received and production from this mine is underway and will ramp up to 300 tons per day in the second quarter of 2008 eventually climbing to 450 tons per day by year end. Production from these mines is being hauled to Denison’s White Mesa mill and is currently being stockpiled. At December 31, 2007, a total of 85,000 tons had been shipped to the mill. The Company expects to have approximately 160,000 tons of material stockpiled before conventional ore production commences in May of 2008. Mine development work has begun at the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona. Ore production from this mine is anticipated by mid-2008.
The White Mesa mill refurbishment program is now scheduled to be completed by the end of April, 2008. The short delay is due to a number of factors including, abnormal snow fall, equipment deliveries, contractor availability and difficulties in completing the alternate feed processing. The $21 million program includes modifications and upgrading of the mill process equipment, upgrading the entire mill process control system, and relining of tailings cell 4A. Once relining of cell 4A is completed, the company will apply for an operating permit which is expected to be received by July 2008.
Due to the short delay in commencing the milling of conventional ore and the scheduling of ore feeds, we now expect to produce 1.4 to 1.7 million pounds U3O8 and 3 to 4 million pounds V2O5 during 2008. The drop in uranium production is impacted primarily by the delay in processing of the Arizona 1 ore to late in the year. This has pushed uranium production from the fourth quarter 2008 to the first quarter of 2009.
Sales
The Company expects to sell 1.8-1.9 million pounds of U3O8 in 2008 including 1.1-1.2 million pounds from U.S. production. It also anticipates selling 3 million pounds of vanadium. Vanadium prices are quite volatile but have recently risen to a level of $14 to $15 per pound V2O5 from an average of $7.00 to $8.00 per pound in 2007. Most of Denison’s sales of uranium and vanadium from U.S. production will occur in the third and fourth quarters of the year.
Exploration
Athabasca Basin
In the Athabasca Basin, Denison is participating in 35 exploration projects, primarily located in the southeast part of the Basin and within trucking distance of all the three operating mills in the area. The physical properties of the basement rocks underlying the sandstone Basin, not the sandstone, determine the economic potential of any property. Denison, together with a subsidiary of AREVA and Cameco Corporation, now control the majority of the highly favourable basements rocks in the prolific southeastern sector of the Basin.
Denison is participating in 14 drill programs during the current winter season in the Basin. Denison is operator on the Wheeler River, Park Creek, North Wedge, Bell Lake, and Moore Lake Joint Ventures. In addition, Denison is drilling on the 100% owned Bachman-Crawford Lakes, Jasper Lake, Stevenson River and Ahenakew projects. JNR Resources Inc. is operator of the Pendleton Lake JV, where four holes totalling 500 metres will be drilled, and the Lazy Edward Bay project where 3,500 metres in 20 holes are targeted. Near the McClean Mill, joint venture partner ARC is operator of the Midwest, Wolly and McClean projects, where 72 holes totalling 17,800 metres in aggregate are planned.
On Denison’s operated and non-operated projects, a total of approximately 34,000 metres of drilling is planned this winter. The Company’s projects in the Basin represent a good balance of grass roots, mid-stage, and developed projects. Other than 11,600 metres dedicated to drilling advanced targets on the Midwest property, almost all holes

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

are focussed on well prepared targets in high potential areas not yet at the development stage. Denison strives to achieve a budget total of 80% devoted to drilling.
In addition to these major drill campaigns, Denison is carrying out a number of different geophysical surveys to identify targets for future drill programs. Approximately 750 line kilometres of airborne geophysical surveys are being flown over two properties as an initial screening tool. Denison is also carrying out a large number of ground geophysical surveys on ten properties, where over 200 line kilometres of Fixed Loop or Moving Loop Time Domain EM surveys, 317 line kilometres of Horizontal Loop Electromagnetics and over 160 line kilometres of DC Resistivity surveys will be completed during the 2008 winter season. Over 675 line kilometres of ground magnetic surveys will also be carried out in conjunction with the above.
Denison’s exploration spending in 2008 in the Athabasca Basin is expected to total $15,300,000.
Southwest United States
Denison is planning on spending $2,000,000 on its 2008 U.S. exploration program. The program will be focussed on exploring near its existing operations on the Colorado Plateau. The program is projected to entail an estimated 149,000 feet (45,000 metres) of drilling.
Mongolia
In Mongolia, Denison is committing to a substantial increase in work compared to previous years. The work in 2007 was successful in confirming and enhancing the potential of the two advanced properties and several exploration projects while downgrading several reconnaissance projects.
Denison’s plans for 2008 involve over 85,000 metres of drilling. All drill and logging contracts have been signed and are in place for this work. On the GSJV Hairhan project, development drilling will be aimed at upgrading resources from inferred to indicated, and to test high potential areas for additional resources. Several basinal depressions (one over 200 kilometres long) will be evaluated. A major hydrological drilling program will also be undertaken at Hairhan in preparation for ISR pilot plant commercial testwork slated for 2009.
Zambia
Denison commenced field work in the last quarter of 2007, and is planning an intensive program of both reverse circulation and diamond drilling totalling 47,000 metres of drilling in support of its advanced work. A budget of over $20,000,000 is slated to upgrade resources, carry out a metallurgical pilot plant program and complete the feasibility study in support of taking an anticipated production decision in 2009. The Mutanga project has two deposits drill defined to date - Mutanga and Dibwe — where the drilling efforts are focussed on upgrading and expanding the resources of both deposits.
SUMMARY OF QUARTERLY FINANCIAL RESULTS

	2007	2007	2007	2007
(in thousands)	Q4	Q3	Q2	Q1

Total revenues	$36,825	$9,411	$18,809	$11,719
Net income (loss)	23,542	(11,721)	40,489	(5,066)
Basic and diluted earnings (loss) per share	0.12	(0.06)	0.21	(0.03)

	2006	2006	2006	2006	2006
(in thousands)	Q5	Q4	Q3	Q2	Q1

Total revenues	8,322	$1	$2	$666	$731
Net income (loss)	(2,407)	(6,368)	(2,886)	(2,474)	(2,863)
Basic and diluted earnings (loss) per share	(0.02)	(0.06)	(0.03)	(0.03)	(0.04)

LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $19,680,000 at December 31, 2007 compared with $69,127,000 at December 31, 2006. The decrease of $49,447,000 was due primarily to the acquisition of OmegaCorp Limited (“OmegaCorp”) using net cash of $158,583,000 offset by net cash proceeds of $107,265,000 received from the issuance of common

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

shares through private placements and exercise of warrants and stock options. In addition, the Company raised $52,870,000 from the sale of long-term investments and expended $59,578,000 for property, plant and equipment.
Net cash used in operating activities was $23,084,000 during 2007 compared with $27,494,000 during 2006. Net cash used in operating activities are comprised of net income for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during 2007 include increases of $28,443,000 (2006: $7,175,000) in trade and other receivables and $9,468,000 (2006: $4,414,000) in inventories. The increase in trade and other receivables during 2007 is primarily the result of uranium sales in December. The increase in inventories during 2007 consists primarily of the increase in ore in stockpile at December 31, 2007.
Net cash used in investing activities was $158,469,000 during 2007 compared with net cash provided of $45,752,000 during 2006. The decrease was due primarily to the acquisition of OmegaCorp using net cash of $158,583,000, expenditures on property, plant and equipment of $59,578,000 offset by proceeds from the sale of long-term investments of $52,870,000 and a decrease in notes receivable of $9,778,000.
During 2007, the Company completed two significant equity financings for total gross proceeds of $105,419,000 (Cdn$123,876,000). On January 9, 2007, the Company completed a private placement of 9,010,700 common shares at a price of Cdn$11.75 per share for gross proceeds of $89,847,000 (Cdn$105,876,000). On April 2, 2007, the Company completed a private placement of 1,104,295 flow-through common shares at a price of Cdn$16.30 per share for gross proceeds of $15,572,000 (Cdn$18,000,000) to fund eligible Canadian exploration expenditures. Net proceeds from these private placement financings totaled $102,151,000.
In total, these sources and uses of cash resulted in a net cash outflow of $49,447,000 during 2007 compared with a net cash inflow of $63,016,000 during 2006.
Subsequent to the year end, the Company put in place a Cdn$25,000,000 uncommitted secured revolving credit facility with the Bank of Nova Scotia. It is secured by the assets of Denison Mines Inc. Management is confident that the Company’s future cash flows and additional financing available to it will be sufficient to allow it to carry out its operational and development plans.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of Cdn$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between Cdn$100,000,000 and Cdn$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of Cdn$200,000,000; c) a fee of Cdn$200,000 upon the completion of each equity financing where proceeds to UPC exceed Cdn$20,000,000; d) a fee of Cdn$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6 ) of business where the gross value of such transaction exceeds Cdn$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of Cdn$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative. In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of UPC.
The Company was also a party to a temporary revolving credit facility agreement with UPC (not to exceed Cdn$15,000,000). The credit facility terminated on the earlier of repayment or May 10, 2007 and was collateralized by the uranium investments of UPC. Interest under the credit facility was based upon Canadian bank prime plus 1%. Standby fees also applied at a rate of 1% of the committed facility amount. As at December 31, 2006, UPC had drawn Cdn$11,000,000 under the facility. The temporary facility was fully repaid and cancelled on April 10, 2007.
In June 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

The following transactions were incurred with UPC for the periods noted:

(in thousands)	2007	2006(1)

Revenue
Uranium sales	$9,750	$—
Management fees (including expenses)	2,301	94
Commission fees on purchase and sale of uranium	2,089	336
Other income
Loan interest under credit facility	202	57
Standby fee under credit facility	9	3

Total fees earned from UPC	$14,351	$490

(1)	Reflects fees earned for the one month period of December 2006 only.
At December 31, 2007, accounts receivable includes $377,000 due from UPC with respect to the fees indicated above.
During 2007, the Company had the following additional related party transactions:
a)	Sold 16,562,500 shares of Fortress Minerals Corp. (“Fortress”) to a company associated with the Chairman of the Company for gross proceeds of approximately Cdn$20,703,000;

b)	incurred management and administrative service fees of $251,000 (2006: $237,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of Cdn$18,000 per month plus expenses. At December 31, 2007, an amount of $9,000 (2006: $100,000) was due to this company; and

c)	provided executive and administrative services to Fortress and charged an aggregate of $69,000 (2006: $112,000) for such services. At December 31, 2007, no amount (2006: $31,000) was due from Fortress relating to this agreement.
OUTSTANDING SHARE DATA
At March 18, 2008, there were 189,780,035 common shares issued and outstanding, 8,409,155 stock options outstanding to purchase a total of 8,409,155 common shares and 3,321,151 warrants outstanding to purchase a total of 9,564,914 common shares, for a total of 207,754,104 common shares on a fully-diluted basis.
CONTROLS AND PROCEDURES
The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 excluded the operations of OmegaCorp, which was acquired by the Company effective August 1, 2007. OmegaCorp is a wholly-owned subsidiary of the Company. OmegaCorp total assets represented approximately 23% of the book value of consolidated total assets of the Company for the period ended December 31, 2007. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the SEC.
There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

CRITICAL ACCOUNTING ESTIMATES
The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgments with respect to certain estimates and assumptions. These estimates and assumptions, based on management’s best judgment, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management re-evaluates its estimates and assumptions. Actual amounts, however, could differ significantly from those based on such estimates and assumptions.
Significant areas critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties inherent within them include the following:
Depletion and Amortization of Property, Plant and Equipment
Depletion and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate. The unit of production method allocates the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility. Mining costs are amortized based on total estimated uranium in the ore body. Mill facility costs to be amortized are reduced by estimated residual values. In certain instances, residual values are established based upon estimated toll milling fees to be received. If Denison’s estimated amounts to be received from toll milling prove to be significantly different from estimates or its reserves and resource estimates are different from actual (in the case where unit of production amortization is used), there could be a material adjustment to the amounts of depreciation and amortization to be recorded in the future.
Impairment of Long-Lived Assets
The Company’s long-lived assets consist of plant and equipment, mineral properties, intangible assets and goodwill. At the end of each accounting period, the Company reviews the carrying value of its long-lived assets based on a number of factors. Capitalized mineral property expenditures, these factors include analysis of net recoverable amounts, permitting considerations and current economics. Should an impairment be determined, the Company would write-down the recorded value of the long-lived asset to fair value.
Asset Retirement Obligations
Denison follows CICA Handbook section 3110, Asset Retirement Obligations, which requires that the fair value of the full decommissioning cost of an asset be capitalized as part of property, plant and equipment when the asset is initially constructed. In subsequent periods, Denison then is required to recognize “interest” on the liability, to amortize the capital costs in a rational and systematic manner, and to adjust the carrying value of the asset and liability for changes in estimates of the amount or timing of underlying future cash flows. Denison has accrued, in accordance with CICA Handbook Section 3110, its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties. The costs of decommissioning are subject to inflation and to government regulations, which are subject to change and often not known until mining is substantially complete. A significant change in either may materially change the amount of the reclamation liability accrual.
Stock-Based Compensation
Denison has recorded stock based compensation expense in accordance with the CICA handbook section 3870, using the Black-Scholes option pricing model, based on its best estimate of the expected life of the options, the expected volatility factor of the share price, a risk-free rate of return and expected dividend yield. The use of different assumptions regarding these factors could have a significant impact on the amount of stock-based compensation expense charged to income over time. Changes in these estimates will only apply to future grants of options and the amounts amortized over the vesting period of existing options should not change as a result.
Retiree Benefit Obligation
Denison has assumed an obligation to pay certain and limited retiree medical and dental benefits and life insurance as set out in a plan to a group of former employees. Denison has made certain assumptions and will retain an actuary at least once every three years to estimate the anticipated costs related to this benefit plan. The actual cost to Denison of this plan will be influenced by changes in health care practices and actuarial factors. While the plan contains certain limits, changes in assumptions could affect earnings.
CHANGES IN ACCOUNTING POLICIES
Effective December 1, 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.
The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.
The Company has adopted this change in accounting policy on a retrospective basis with restatement of the comparative periods presented. This change has also been applied to the Company’s recognition of its investment in Fortress Minerals Corp.
The Company adopted the following new accounting standards effective January 1, 2007:
a)	CICA Handbook Section 1530: “Comprehensive Income” establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The impact of this new standard is discussed below in c);

b)	CICA Handbook Section 3251: “Equity” establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this new standard by the Company did not have a material impact;

c)	CICA Handbook Section 3855: “Financial Instruments — Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses are then realized and reclassified to the income statement. At December 31, 2006, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income; and

d)	CICA Handbook Section 1506: Accounting Changes (“CICA 1506”) effective for fiscal years beginning on or after January 1, 2007 establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.
The CICA issued the following accounting standards effective for the fiscal years beginning on or after October 1, 2007 and January 1, 2008:
a)	Accounting Standards Section 3031 “Inventories” provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories and is effective for the fiscal years beginning on or after January 1, 2008.

b)	Accounting Standards Section 3862 “Financial Instruments — Disclosures” requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the Company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date; and how the Company manages those risks. This accounting standard is effective for fiscal years beginning on or after October 1, 2007.
CONTRACTUAL OBLIGATIONS
At December 31, 2007, the Company had a reclamation liability of $20,389,000 consisting of $10,467,000 for U.S. mill and mine obligations, $8,319,000 for Elliot Lake and $1,603,000 for the McClean Lake and Midwest joint ventures.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

In addition, the Company’s contractual obligations at December 31, 2007 are as follows:

					After
	Total	1 Year	2-3 Years	4-5 Years	5 Years

Operating lease obligations	$2,753,000	$767,000	$974,000	$643,000	$369,000

ENVIRONMENTAL RESPONSIBILITY
The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. Further, the Company formally reviews the mill’s reclamation estimate annually with applicable regulatory authorities. The mill and mine reclamation estimates at December 31, 2007 are $20,389,000 which are expected to be sufficient to cover the projected future costs for reclamation of the mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.
The Company has posted bonds and letters of credit as security for these liabilities and has deposited cash and equivalents as collateral against certain of these security items. At December 31, 2007, the amount of these restricted investments collateralizing the Company’s reclamation obligations was $15,849,000.
Although the White Mesa mill is designed as a facility that does not discharge to groundwater, the Company has a Groundwater Discharge Permit (“GWDP”) with Utah Department of Environmental Quality, which is required for all similar facilities in the State of Utah, and specifically tailors the implementation of the State groundwater regulations to the Mill site. The State of Utah requires that every operating uranium mill in the State have a GWDP, regardless of whether or not the facility discharges to groundwater. The GWDP for the mill was finalized and implemented during the second quarter of fiscal 2005. As requested by the GWDP, the mill added over 40 additional monitoring parameters and fifteen additional monitoring wells to its ground water monitoring program at the site. In addition, the State and the Company are currently determining the compliance levels for all the monitoring parameters.
As mentioned in previous reports, the Company has detected some chloroform contamination at the mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. The investigations to date indicate that this contamination appears to be contained in a manageable area. The scope and costs of remediation have yet to be fully determined but are unlikely to be significant.
RESEARCH AND DEVELOPMENT
The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the mill are included in mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s Common Shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect Denison in the future.
Volatility and Sensitivity to Prices and Costs
Because the majority of Denison’s revenues are derived from the sale of uranium and vanadium, Denison’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short term market price of U3O8 and V2O5. Among other factors, these prices also affect the value of Denison’s reserves and the

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

market price of Denison’s Common Shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.
With respect to uranium, such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production.
Although Denison employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.
Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.
Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates, is competitive. Denison markets uranium in direct competition with supplies available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People’s Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.
Competition for Properties
Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.
Replacement of Reserves and Resources
McClean Lake, Midwest, Arizona, Colorado Plateau and Henry Mountains reserves and resources are currently Denison’s sources of uranium concentrates. Unless other reserves and resources are discovered or extensions to existing ore bodies are found, Denison’s sources of production for uranium concentrates will decrease over time as its current reserves and resources are depleted. The McClean Lake, Midwest, Colorado Plateau and Arizona strip deposits are expected to be produced by 2017, and the Henry Mountains’ deposits produced by 2020. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its reserves. In addition, while Denison believes that the Midwest deposit and certain of its US properties will be put into production, there can be no assurance that they will be.
Due to the unique nature of uranium deposits, technical challenges exist involving groundwater, rock properties, radiation protection and ore handling and transport.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Imprecision of Reserve and Resource Estimates
Reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium and vanadium will be produced or that Denison will receive the prices assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.
Decommissioning and Reclamation
As owner and operator of the White Mesa mill and numerous uranium and uranium/vanadium mines located in the United States and as part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.
In addition, effective January 20, 2001, the U.S. Bureau of Land Management (“BLM”) implemented new Surface Management (3809) Regulations pertaining to mining operations conducted on mining claims on public lands. The new 3809 regulations impose additional requirements for permitting of mines on federal lands and may have some impact on the closure and reclamation requirement for Company mines on public lands. If more stringent and costly reclamation requirements are imposed as a result of the new 3809 rules, the amount of reclamation bonds held by the Company and the reclamation liability recorded in the Company’s financial statements may need to be increased.
Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.
Technical Obsolescence
Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.
Property Title Risk
The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Metis.
The validity of unpatented mining claims on U.S. public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company’s U.S. properties may be subject to various uncertainties which are common to the industry, with the attendant risk that its title may be defective.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Production Estimates
Denison prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Denison’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.
Denison’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes.
Mining and Insurance
Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.
Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.
Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.
Dependence on Issuance of Licence Amendments and Renewals
The Company maintains regulatory licences in order to operate its mills at White Mesa and McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.
Nature of Exploration and Development
Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or that current production at existing mining operations will be replaced with new reserves.
Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices,

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.
Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.
It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer time than originally anticipated to bring into a production phase and to require more capital than anticipated.
Governmental Regulation and Policy Risks
The Company’s mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreements between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.
Operations in Foreign Jurisdictions
The Company owns uranium properties directly and through joint venture interests and is undertaking a uranium exploration program in Mongolia and a development program in Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets.
In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.
Environmental, Health and Safety Risks
Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.
Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.
Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.
Aboriginal Title and Consultation Issues
First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.
Accounting Policies
The accounting policies and methods employed by the Company determine how it reports its financial condition and results of operations, and they may require management to make judgements or rely on assumptions about matters that are inherently uncertain. The Company’s results of operations are reported using policies and methods in accordance with Canadian GAAP. Management of Denison exercises judgement in applying accounting methods to ensure that, while GAAP compliant, they reflect the most appropriate manner in which to record the Company’s financial condition and operating results. In certain instances, Canadian GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable but may result in Denison reporting materially different amounts. Management regularly re-evaluates its assumptions but the choice of method or policy employed may have a significant impact on the actual values reported.
Credit Risk
Denison’s sales of uranium and vanadium products and its environmental services expose Denison to the risk of non-payment. Denison manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.
Although Denison seeks to manage its credit risk exposure, there can be no assurance that Denison will be successful and that some of Denison’s customers will fail to pay for the uranium or vanadium purchased or the environmental services provided.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Currency Fluctuations
Most of Denison’s revenue is denominated in U.S. dollars; however, its operating costs are incurred in the currencies of the United States, Canada, Mongolia and Zambia. Consequently, changes in the relative value of the different currencies affect Denison’s earnings and cash flows.
Capital Intensive Industry; Uncertainty of Funding
The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. Volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary to the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.
Dependence on Key Personnel
Denison’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.
Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.
Conflicts of Interest
Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed by the OBCA.
Reliance on ARC as Operator
As ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, Denison is and will be, to a certain extent, dependent on ARC for the nature and timing of activities related to these properties and may be unable to direct or control such activities.
Labour Relations
Both the McClean Lake mill and the Midwest properties employ unionized workers who work under collective agreements. ARC, as the operator of both of these projects, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.
Indemnities
As part of a reorganization in 2004, DMI acquired from Denison Energy all of Denison Energy’s mining and environmental services assets and agreed to assume all debts, liabilities and obligations relating to such assets before the date of the reorganization. In addition, DMI agreed to provide certain indemnities in favour of Denison Energy for certain claims and losses relating to matters with respect to Denison Energy’s mining business prior to the date of the arrangement, to breaches by DMI of certain of its agreements, covenants, representations and warranties in the agreements governing such reorganization, and to damages caused by breaches by DMI of its representations

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2007
(Expressed in U.S. Dollars, Unless Otherwise Noted)

and warranties in certain agreements related to such arrangement. Denison cannot predict the outcome or the ultimate impact of any legal or regulatory proceeding against Denison or affecting the business of Denison and cannot predict the potential liabilities associated with the indemnities provided in favour of Denison Energy. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this MD&A or any such proceedings that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operation or cash flows of Denison.